SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Xfone, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98414Y109
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,654,654

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,654,654

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,654,654

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

735,760

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

735,760

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

735,760

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,311,436

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,311,436

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,311,436

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,311,436

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,311,436

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,311,436

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of Common Stock, $.001 par value ("Common Stock"), of Xfone, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of November 16, 2011 and amends and supplements the Schedule 13D originally filed on September 1, 2010 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Burlingame Equity Investors Master Fund, LP, a Cayman Islands exempted limited partnership ("Master Fund").

•	Burlingame Equity Investors II, LP, a Delaware limited partnership ("Onshore Fund II").

•	Burlingame Asset Management, LLC, a Delaware limited liability company ("BAM").

•	Blair E. Sanford, a citizen of the United States ("Mr. Sanford").

BAM is the general partner of each of the Master Fund and Onshore Fund II.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Master Fund and Onshore Fund II.

The business address of each of the Onshore Fund II, BAM and Mr. Sanford is One Market Street, Spear Street Tower, Suite 3750, San Francisco, California 94105.

The business address of the Master Fund is c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Master Fund and Onshore Fund II is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of BAM is serving as the general partner of each of the Master Fund and Onshore Fund II.

Mr. Sanford’s principal occupation is serving as the managing member of BAM.

(d)During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Master Fund in making its purchases of the shares of Common Stock beneficially owned it are set forth below:

SOURCE OF FUNDS                                                 AMOUNT OF FUNDS
Working Capital                                                   $5,085,385

The source and amount of funds used by the Onshore Fund II in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                                AMOUNT OF FUNDS
Working Capital                                                          $461,698

ITEM 4.Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On October 26, 2011, the Reporting Persons exercised their rights to participate in the Issuer’s rights offering (the "Offering") by acquiring in the aggregate 3,260,718 shares of Common Stock thereunder.  Additionally, the Reporting Persons exercised their rights to acquire an additional 1,400,000 shares of Common Stock of shares not subscribed for by other shareholders of the Issuer in the Offering.

The Reporting Persons acquired such shares through Burlingame Equity Investors LP ("BEILP"), the registered holder of such shares.  The shares acquired by BEILP under the Offering were as nominee only and were for the benefit of the Master Fund and the Onshore Fund II, as more fully described in Item 6 below.

On January 1, 2011, each of BEILP and Burlingame Equity Investors (Offshore) Ltd. contributed all or substantially all of its assets into the Master Fund.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

                          (i) Due to the Ownership Limitation (as defined below), collectively, the Reporting Persons beneficially own 8,311,436 shares of Common Stock representing 19.9% of all of the outstanding shares of Common Stock.  The 8,311,436 shares of Common Stock consist of: (A) 7,921,436 shares of Common Stock, and (B) Warrants (the "Warrants") exercisable for 390,000 shares of Common Stock.

                          (ii) Due to the Ownership Limitation, the Master Fund individually beneficially owns 7,654,654 shares of Common Stock representing 18.4% of all of the outstanding shares of Common Stock.  The 7,654,654 shares of Common Stock consist of: (A) 7,264,654 shares of Common Stock, and (B) Warrants exercisable for 390,000 shares of Common Stock.

                          (iii) The Onshore Fund II individually beneficially owns 735,760 shares of Common Stock representing 1.8% of all of the outstanding shares of Common Stock.  The 735,760 shares of Common Stock consist of: (A) 656,782 shares of Common Stock, and (B) Warrants exercisable for 78,978 shares of Common Stock.

                          (iv) BAM may be deemed to be the beneficial owner of the 8,311,436 shares of Common Stock beneficially owned by the Master and Onshore Fund II representing 19.9% of all the outstanding shares of Common Stock.

                          (v) Mr. Sanford may be deemed to be the beneficial owner of the 8,311,436 shares of Common Stock beneficially owned by BAM representing 19.9% of all the outstanding shares of Common Stock.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock for which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 19.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  As of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to 560,000 shares of Common Stock for which the Warrants would otherwise be exercisable.

(b)The Master Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 7,654,654 shares of Common Stock individually beneficially owned by the Master Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to vote or direct the vote of the 735,760 shares of Common Stock individually beneficially owned by the Onshore Fund II.

The Master Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 7,654,654 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 735,760 shares of Common Stock individually beneficially owned by the Onshore Fund II.

(c)No transactions were effected by the Reporting Persons during the past sixty (60) days other than those described in Items 4 and 6.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented by the following:

On October 26, 2011, BEILP separately entered into a Nominee Agreement with the Master Fund (the "2011 Master Fund Nominee Agreement") and an Amended and Restated Nominee Agreement with the Onshore Fund II (the "2011 Onshore Fund II Nominee Agreement"), pursuant to which BEILP agreed that the securities that BEILP acquired under the Subscription were acquired for the benefit of the Master Fund and the Onshore Fund II, respectively, and that the Master Fund and Onshore Fund II were the beneficial owners of the securities set forth in the respective nominee agreements.  The 2011 Master Fund Nominee Agreement and the 2011 Onshore Fund II Nominee Agreement are attached hereto as Exhibits E and F, respectively, and are incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Fund (previously filed)

Exhibit B - Joint Filing Agreement

Exhibit C – Nominee Agreement, dated as of March 23, 2010, between the Onshore Fund and the Offshore Fund (previously filed)

Exhibit D – Nominee Agreement, dated as of March 23, 2010, between the Onshore Fund and the Onshore Fund II (previously filed)

Exhibit E – Nominee Agreement, dated as of October 26, 2011, between the Master Fund and Burlingame Equity Investors LP

Exhibit F – Amended and Restated Nominee Agreement, dated as of October 26, 2011, between the Onshore Fund II and Burlingame Equity Investors LP

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 22, 2011

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

EXHIBIT B
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Xfone, Inc. dated as of November 22, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  November 22, 2011

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/ Blair E. Sanford
            Blair E. Sanford, Managing Member

/s/ Blair E. Sanford
     Blair E. Sanford

EXHIBIT E

NOMINEE AGREEMENT

This NOMINEE AGREEMENT (this “Agreement”) is entered into as of October 26, 2011, by and between BURLINGAME EQUITY INVESTORS MASTER FUND, LP, a Cayman Islands exempted limited partnership (“Beneficial Owner”), and BURLINGAME EQUITY INVESTORS, LP, a Delaware limited partnership (“Nominee”).

WHEREAS, as of March 23, 2010, Nominee acquired: (i) a 10% Senior Promissory Note in the aggregate principal amount of $3,500,000 issued by Xfone, Inc. (“XFON”); (ii) 2,173,913 restricted shares of XFON common stock; and (iii) Warrants (the “Warrants”) to acquire up to 950,000 shares of XFON common stock, exercisable at $2.00 per share (a portion of which the parties subsequently agreed with XFON to cancel) (collectively, the “Covered Securities”);

WHEREAS, Beneficial Owner and Burlingame Equity Investors (Offshore) Ltd., a Cayman Islands exempted company (“BEI Offshore”) agreed pursuant to a Nominee Agreement dated as of March 23, 2010 that Nominee was acquiring a portion of the Covered Securities on behalf of BEI Offshore, and that BEI Offshore would be the beneficial owner of such Covered Securities;

WHEREAS, pursuant to two separate Contribution Agreements, each dated as of January 1, 2011, (i) BEI Offshore contributed, assigned and transferred all of its right, title and interest in the Covered Securities to Beneficial Owner, and (ii) Nominee contributed, assigned and transferred all of its right, title and interest to the Covered Securities to Beneficial Owner; provided, that Nominee continues to be the record owner of the Covered Securities;

WHEREAS, as of October 26, 2011, Nominee acquired additional shares of XFON common stock at a price of $0.30 per share pursuant to a rights offering conducted by XFON (the “Subscription Shares”);

WHEREAS, Beneficial Owner and Nominee agree that Nominee was acquiring a portion of the Subscription Shares as set forth on Schedule A hereto on behalf of Beneficial Owner (the “Scheduled Shares”), and that Beneficial Owner would be the beneficial owner of such Scheduled Shares;

WHEREAS, Beneficial Owner desires that Nominee act as its nominee with respect to the Scheduled Shares and any other securities added to Schedule A by mutual agreement, and Nominee is willing to act as same;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.  Acknowledgement and Appointment.  Beneficial Owner hereby appoints Nominee, and Nominee hereby agrees to act as, Beneficial Owner’s agent and nominee with respect to the Scheduled Shares.  This appointment constitutes only a nominee agreement and does not create any other type of relationship between Beneficial Owner and Nominee.  The Covered Securities currently held by Nominee for the benefit of Beneficial Owner are reflected on Schedule A.

2.  Title.  Nominee agrees that it will not assign, sell or transfer the Scheduled Shares without Beneficial Owner’s prior consent, it being the parties’ intention and agreement that ownership of the Scheduled Shares shall at all times be deemed vested in Beneficial Owner.

3.  Purchase Price.  Beneficial Owner shall reimburse Nominee for the purchase price paid by Nominee for the Scheduled Shares in the amount set forth on Schedule A within 3 business days of the date hereof.

4.  Actions.  Nominee acknowledges and agrees that this Agreement was made at Beneficial Owner’s request and for Beneficial Owner’s convenience.  Nominee further acknowledges and agrees that all actions that Nominee may take as Beneficial Owner’s nominee, including the exercise of any voting rights, shall be made pursuant to Beneficial Owner’s instructions and directions, and Nominee shall not, without Beneficial Owner’s prior consent, sign any document, make any decisions, or do or perform any act whatsoever in connection with any actions relating to the Scheduled Shares which involve the discretion or judgment of Nominee.  Nominee shall act promptly in accordance with the directions of Beneficial Owner with respect to any matters arising in connection with the Scheduled Shares and shall execute (in its own name but for the account of Beneficial Owner) all documents which shall have been specifically authorized by Beneficial Owner.  Nominee further agrees to vote Beneficial Owner’s interest in the Scheduled Shares in any manner in which Beneficial Owner instructs.

5.  Transfer by Beneficial Owner.  Nominee agrees to, at any time, pursuant to Beneficial Owner’s reasonable instructions, take appropriate steps to attempt to effect the assignment and transfer of record ownership of the Scheduled Shares to Beneficial Owner or to such other person(s) that Beneficial Owner may designate.

6.  Expenses.  Beneficial Owner agrees to pay its pro rata share of the costs, fees and expenses and other payment obligations (including state taxes) incurred by Nominee or for which Nominee is liable, in connection with the acquisition, ownership, management, collection and enforcement of the Scheduled Shares, including without limitation legal fees, accounting fees, consulting fees, acquisition related costs, and the like (collectively, "Allocated Obligations").  The amount of the Allocated Obligations shall be determined by Nominee in good faith, which determination shall be final and conclusive and binding on Beneficial Owner.

7.  Proceeds.  Upon receipt of any and all cash payments, dividends, interest and other benefits which accrue to or are distributed in connection with the Scheduled Shares, including proceeds from the sale or distribution thereof or otherwise, Nominee shall pay 100% of such income and proceeds to Beneficial Owner less, at Nominee’s option, any applicable Allocated Obligations.

8.  Indemnity.  Beneficial Owner agrees to indemnify and hold Nominee harmless from any claims or liabilities that Nominee may suffer or incur (i) as the result of Nominee acting as Beneficial Owner’s nominee hereunder, (ii) for any error in judgment, (iii) for any act done or steps taken or omitted by Nominee in good faith, or (iv) for any mistake of law or fact, except for claims or liabilities resulting from Nominee’s own gross negligence or willful misconduct.  Nominee shall be protected in acting upon any written notice, request, waiver, consent, receipt or other document which it in good faith believes to be genuine and what it purports to be.

9.  Additional Statements.  Nominee agrees to execute and deliver such documents as Beneficial Owner may request at any time and from time to time to evidence Beneficial Owner’s interest in the Scheduled Shares.

10.  Miscellaneous.  This Agreement shall be binding upon, and inure to exclusive benefit of, the parties hereto and their respective successors and permitted assigns.  This Agreement may not be assigned, modified or terminated without the written agreement of both parties hereto.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of laws provisions thereof.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

              By:  /s/ Blair E. Sanford
                          Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS MASTER FUND, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

SCHEDULE A

Scheduled Shares

Name of Beneficial Owner	Number of Shares of Common Stock and Amount of Purchase Price To Be Paid
BURLINGAME EQUITY INVESTORS MASTER FUND, LP	3,280,136 shares of common stock Purchase Price: $984,040.80

Covered Securities

Name of Beneficial Owner	Number of Warrants	Number of Shares of Common Stock	Face Value of Note
BURLINGAME EQUITY INVESTORS MASTER FUND, LP	Warrants to purchase 871,022 shares of common stock	1,993,468 shares of common stock	Notes with a face value of $3,209,026

EXHIBIT F

AMENDED AND RESTATED NOMINEE AGREEMENT

This AMENDED AND RESTATED NOMINEE AGREEMENT (this “Agreement”) is entered into as of October 26, 2011, by and between BURLINGAME EQUITY INVESTORS II, LP, a Delaware limited partnership (“Beneficial Owner”), and BURLINGAME EQUITY INVESTORS, LP, a Delaware limited partnership (“Nominee”).

WHEREAS, Beneficial Owner and Nominee entered into a Nominee Agreement dated as of March 23, 2010 (the “Original Agreement”) in connection with the following securities acquired by Nominee: (i) a 10% Senior Promissory Note (the “Note”) in the aggregate principal amount of $3,500,000 issued by Xfone, Inc. (“XFON”); (ii) 2,173,913 restricted shares of XFON common stock (the “Shares”); and (iii) Warrants (the “Warrants”) to acquire up to 950,000 shares of XFON common stock, exercisable at $2.00 per share;

WHEREAS, pursuant to the Original Agreement, the parties agreed that Nominee was acquiring a portion of the Note, the Shares and the Warrants on behalf of Beneficial Owner in the percentage set forth in the Original Agreement (the “Original Scheduled Securities”), and that Beneficial Owner would be the beneficial owner of such Original Scheduled Securities; and

WHEREAS, as of October 26, 2011, Nominee acquired additional shares of XFON common stock at a price of $0.30 per share pursuant to a rights offering conducted by XFON (the “Subscription Shares”), and Beneficial Owner and Nominee agree that Nominee was acquiring a portion of the Subscription Shares as set forth on Schedule A hereto on behalf of Beneficial Owner (the “Additional Scheduled Securities” and together with the Original Scheduled Securities, the “Scheduled Securities”), and that Beneficial Owner would be the beneficial owner of such Additional Scheduled Shares; and

WHEREAS, the parties now wish to amend and restate the Original Agreement to reflect the cancellation of such Warrants and the purchase of the Additional Scheduled Shares;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the Original Agreement in its entirety as follows:

1.  Appointment.  Beneficial Owner hereby appoints (or continues the appointment of, as applicable) Nominee, and Nominee hereby agrees to act (or to continue to act, as applicable) as, Beneficial Owner’s agent and nominee with respect to the Scheduled Securities.  This appointment constitutes only a nominee agreement and does not create any other type of relationship between Beneficial Owner and Nominee.

2.  Title.  Nominee agrees that it will not assign, sell or transfer the Scheduled Securities without Beneficial Owner’s prior consent, it being the parties’ intention and agreement that ownership of the Scheduled Securities shall at all times be deemed vested in Beneficial Owner.

3.  Purchase Price.  Beneficial Owner has reimbursed Nominee for the purchase price paid by Nominee for the Original Scheduled Securities in the amounts set forth on Schedule A.  Beneficial Owner shall reimburse Nominee for the purchase price paid by Nominee for the Additional Scheduled Securities in the amount set forth on Schedule A within 3 business days of the date hereof.

4.  Actions.  Nominee acknowledges and agrees that this Agreement was made at Beneficial Owner’s request and for Beneficial Owner’s convenience.  Nominee further acknowledges and agrees that all actions that Nominee may take as Beneficial Owner’s nominee, including the exercise of Warrants and any voting rights, shall be made pursuant to Beneficial Owner’s instructions and directions, and Nominee shall not, without Beneficial Owner’s prior consent, sign any document, make any decisions, or do or perform any act whatsoever in connection with any actions relating to the Scheduled Securities which involve the discretion or judgment of Nominee.  Nominee shall act promptly in accordance with the directions of Beneficial Owner with respect to any matters arising in connection with the Scheduled Securities and shall execute (in its own name but for the account of Beneficial Owner) all documents which shall have been specifically authorized by Beneficial Owner.  Nominee further agrees to vote Beneficial Owner’s interest in the Scheduled Securities in any manner in which Beneficial Owner instructs.

5.  Transfer by Beneficial Owner.  Nominee agrees to, at any time, pursuant to Beneficial Owner’s reasonable instructions, take appropriate steps to attempt to effect the assignment and transfer of record ownership of the Scheduled Securities to Beneficial Owner or to such other person(s) that Beneficial Owner may designate.

6.  Expenses.    Beneficial Owner agrees to pay its pro rata share of the costs, fees and expenses and other payment obligations (including state taxes), including but not limited to any amounts payable in connection with an exercise of Warrants, incurred by Nominee or for which Nominee is liable, in connection with the acquisition, ownership, management, collection and enforcement of the Schedule Securities, including without limitation legal fees, accounting fees, consulting fees, acquisition related costs, and the like (collectively, "Allocated Obligations").  The amount of the Allocated Obligations shall be determined by Nominee in good faith, which determination shall be final and conclusive and binding on Beneficial Owner.

7.  Proceeds.  Upon receipt of any and all cash payments, dividends, interest and other benefits which accrue to or are distributed in connection with the Scheduled Securities, including proceeds from the sale or distribution thereof or otherwise, Nominee shall pay 100% of such income and proceeds to Beneficial Owner less, at Nominee’s option, any applicable Allocated Obligations.

8.  Indemnity.  Beneficial Owner agrees to indemnify and hold Nominee harmless from any claims or liabilities that Nominee may suffer or incur (i) as the result of Nominee acting as Beneficial Owner’s nominee hereunder, (ii) for any error in judgment, (iii) for any act done or steps taken or omitted by Nominee in good faith, or (iv) for any mistake of law or fact, except for claims or liabilities resulting from Nominee’s own gross negligence or willful misconduct.  Nominee shall be protected in acting upon any written notice, request, waiver, consent, receipt or other document which it in good faith believes to be genuine and what it purports to be.

9.  Additional Statements.  Nominee agrees to execute and deliver such documents as Beneficial Owner may request at any time and from time to time to evidence Beneficial Owner’s interest in the Scheduled Securities.

10.  Miscellaneous.  This Agreement shall be binding upon, and inure to exclusive benefit of, the parties hereto and their respective successors and permitted assigns.  This Agreement may not be assigned, modified or terminated without the written agreement of both parties hereto.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflict of laws provisions thereof.

 [Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

              By:  /s/ Blair E. Sanford
                          Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/ Blair E. Sanford
                            Blair E. Sanford, Managing Member

SCHEDULE A

Original Scheduled Securities

Name of Beneficial Owner	Number of Warrants and Amount of Purchase Price Paid with Respect to the Warrants	Number of Shares of Common Stock and Amount of Purchase Price Paid with Respect to the Shares of Common Stock	Face Value of Note and Amount of Purchase Price Paid with Respect to the Note
BURLINGAME EQUITY INVESTORS II, LP	Warrants to purchase 78,978 shares of common stock Original Purchase Price: $57,157.01	180,445 shares of common stock Original Purchase Price: $207,511.75	Notes with a face value of $290,974 Original Purchase Price: $233,816.99

Additional Scheduled Securities

Name of Beneficial Owner	Number of Shares of Common Stock and Amount of Purchase Price To Be Paid
BURLINGAME EQUITY INVESTORS II, LP	293,777 shares of common stock Purchase Price: $88,133.10